AUGUSTA GROUP OF COMPANIES

July 10, 2006

Ms. Marlo Hamer-Jackson
1060 Alberni Street, Suite 1705
Vancouver, BC V6E 4K2

Dear Marlo:

With reference to our recent discussions, the following details our terms and conditions for your engagement on an employee basis to fulfill the role of Manager, Corporate Communications and Investor Relations for the Augusta Group of Companies, comprised of Augusta Resource Corporation, Sargold Resource Corporation, Wildcat Silver Corp. (”Wildcat”) and Ventana Gold Corp. (“Ventana”) (the “Augusta Group” or “Companies”). Wildcat is currently being restructured through a Plan of Arrangement which will result in certain assets being spun off to Ventana.

Duties and Responsibilities:
Assist in the development and maintenance of all aspects of corporate communications, including website, presentations, databases and correspondence. These will include PowerPoint presentations, press releases, annual and quarterly reports, M D & A, information kits, promotional literature, advertising, trade shows, road shows and the maintenance of databases of shareholders, potential investors, brokers, analysts, fund managers, newsletter writers, institutions, etc.

Assist in developing, in consultation with management, key messages that clearly explain the Companies’ strategies to deliver shareholder value and build management credibility. Assist in development and execution of programs to increase the number of shareholders and build shareholder value.

Serve as primary contact for retail investors/brokers and secondary contact for analysts/institutional investors.

Track trading activity and shareholder base, industry data and comparable public company performance.

Assist management in developing a written disclosure policy for the Companies.

Provide management with a monthly report on all activities.

Term:	To commence July 10, 2006, either party may terminate the engagement by providing the other party a minimum of two weeks notice.

……2

Suite 400 – 837 West Hastings Street, Vancouver, BC, Canada, V6C 3N6
Tel: 604.687.1717 ~ Fax: 604.687.1715

Compensation:	$80,000 per annum, payable semi-monthly, subject to review on an annual basis.

Stock Options:	To acquire 50,000 shares of each Company (Augusta Resource Corporation, Sargold Resource Corporation, Wildcat Silver Corporation, Ventana GoldCorp.), as available, with 16,666 options to vest on each of the first, second and third anniversaries of the commencement of employment, subject to any regulatory policies and restrictions.

Vacation:	Three weeks.

Parking:	Monthly parking.

Benefits:

Effective the date of your employment, you are entitled to the employee benefits detailed below:

  Medical Services Plan (BC)
  Dental coverage, for basic or major work, to a maximum of $500.00 per annum ($1,000.00 if dependents)
  Manulife for: Extended Health (100% less applicable deductible)

Basic Life Accidental Death and Dismemberment Long Term Disability

The Augusta Group pays 100% of the benefits.

(Termination After a Change of Control, to be added)

Provided you are in agreement, please sign below where indicated. We look forward to working with you.

Yours truly,

“Richard W. Warke”
Richard W. Warke
President

Accepted and agreed this 11th day of July, 2006.

“Marlo Hamer-Jackson”
Marlo Hamer-Jackson

Suite 400 – 837 West Hastings Street, Vancouver, BC, Canada, V6C 3N6
Tel: 604.687.1717 ~ Fax: 604.687.1715